Exhibit 99.1
AirMedia Announces Unaudited Third Quarter 2011 Financial Results
Beijing, China — November 9, 2011 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2011.
Third Quarter 2011 Financial and Business Highlights
•	Total revenues increased by 15.7% year-over-year and by 19.8% quarter-over-quarter to US$70.1 million, beating the high end of the Company’s guidance by US$1.1 million.
•	Net loss attributable to AirMedia’s shareholders was US$1.7 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.03.
•
Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of intangible assets, was US$1.6 million. Adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.03.

•
The Company continued generating positive operating cash flow in excess of capital expenditures in the third quarter of 2011. Other than restricted cash of US$6.2 million, cash increased to US$115.5 million as of September 30, 2011, from US$106.5 million as of December 31, 2010.

•
During the period from August 22, 2011 to September 30, 2011, AirMedia’s chairman and chief executive officer, Herman Guo, along with other management members purchased AirMedia’s ADSs from the public market. Mr. Guo purchased a total of 162,090 ADSs at an average price of US$2.56 per ADS, with an approximate value of US$414,677 from the public market.

“We are pleased that the Company has made significant progress toward our goal of achieving profitable growth. Two of the specific issues that impacted our performance in the first half of 2011 have been resolved. First, advertising from the automobile industry recovered better than we had anticipated. Second, our contracts for the Terminal 3 gate bridges in Beijing Capital International Airport started to contribute to net income in the third quarter of 2011,” commented Herman Guo, chairman and chief executive officer of AirMedia.
“We fully intend to stay on track to demonstrate the advantage of our business model with operating leverage,” Mr. Guo added. “My continued buy-backs of the Company’s shares in the third quarter reflect my strong confidence in the Company.”
“The recovered top line growth and better-than-expected non-GAAP adjusted net income validate our growth initiatives and cost control efforts. Looking ahead into the fourth quarter, which is generally the strongest quarter of the year, we expect our current upward momentum to continue. Our business model with operating leverage will enable us to harvest profits from the incremental revenues after breaking even,” Ping Sun, AirMedia’s chief financial officer, commented.

Third Quarter 2011 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September	% of Total	June 30,	% of Total	September	% of Total	Growth	Growth
	30, 2011	Revenues	2011	Revenues	30, 2010	Revenues	rate	rate
Air Travel Media Network	64,085	91.4%	54,669	93.4%	56,829	93.7%	12.8%	17.2%
Digital frames in airports	30,696	43.8%	27,364	46.7%	31,126	51.4%	-1.4%	12.2%
Digital TV screens in airports	3,447	4.9%	3,911	6.7%	7,297	12.0%	-52.8%	-11.9%
Digital TV screens on airplanes	6,794	9.7%	5,608	9.6%	5,239	8.6%	29.7%	21.1%
Traditional media in airports	21,344	30.4%	16,056	27.4%	12,070	19.9%	76.8%	32.9%
Other revenues in air travel	1,804	2.6%	1,730	3.0%	1,097	1.8%	64.4%	4.3%
Gas Station Media Network	3,753	5.4%	1,373	2.3%	1,128	1.9%	232.7%	173.3%
Other Media	2,270	3.2%	2,488	4.3%	2,641	4.4%	-14.0%	-8.8%

Total revenues	70,108	100.0%	58,530	100.0%	60,598	100.0%	15.7%	19.8%

Net revenues	68,715		57,014		58,974		16.5%	20.5%
Total revenues for the third quarter of 2011 reached US$70.1 million, representing a year-over-year increase of 15.7% from US$60.6 million and a quarter-over-quarter increase of 19.8% from US$58.5 million. The year-over-year increase was due to increases in revenues from traditional media in airports, gas station media network, digital TV screens on airplanes, and other revenues in air travel. The quarter-over-quarter increase was primarily due to increases in revenues from most of the product lines other than digital TV screens in airports and other media.
Revenues from digital frames in airports
Revenues from digital frames in airports for the third quarter of 2011 decreased by 1.4% year-over-year and increased by 12.2% quarter-over-quarter to US$30.7 million. The year-over-year decrease was due to a decrease in the number of time slots sold, which was partially offset by an increase in the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter increase was due to increases in both the number of time slots sold and the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the third quarter of 2011 decreased by 19.9% year-over-year and increased by 10.0% quarter-over-quarter to 11,461 time slots. The year-over-year decrease was primarily due to the increase in ASP which resulted in fewer time slots sold. The quarter-over-quarter increase was primarily due to the comeback in advertising budget from the automobile industry and increasing demand from other sectors. AirMedia operated digital frames in 35 airports in the third quarter of 2011, up from 34 airports at the end of the third quarter of 2010 and unchanged from the end of the second quarter of 2011. The number of time slots available for sale for the third quarter of 2011 increased by 2.2% year-over-year and by 2.6% quarter-over-quarter to 35,292 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of AirMedia’s stand-alone digital frames in Nanchang Changbei International Airport, the commencement of operations of AirMedia’s Mega-size LEDs in Changsha Huanghua International Airport and there being one additional operating day in the third quarter of 2011 than in the previous quarter. The utilization rate for the third quarter of 2011 decreased by 8.9 percentage points year-over-year and increased by 2.2 percentage points quarter-over-quarter to 32.5%. The year-over-year decrease was primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold, which was partially offset by the increase in the number of time slots available.

The ASP of digital frames for the third quarter of 2011 increased by 23.0% year-over-year and by 2.0% quarter-over-quarter to US$2,678. The year-over-year increase was primarily due to an increase in the listing prices of our digital frames in some airports in January 2011 and lower discounts offered in the third quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase was primarily due to lower discounts offered in the third quarter of 2011 than in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the third quarter of 2011 decreased by 52.8% year-over-year and by 11.9% quarter-over-quarter to US$3.4 million. The year-over-year decrease was primarily due to a decrease in the number of time slots sold, which was partially offset by an increase in the ASP of digital TV screens in the airports. The quarter-over-quarter decrease was primarily due to decreases in both the number of time slots sold and the ASP of digital TV screens in the airports.
The number of time slots sold for the third quarter of 2011 decreased by 63.1% year-over-year and by 5.1% quarter-over-quarter to 2,313 time slots. The year-over-year and quarter-over-quarter decreases were primarily due to a drop in demand. The number of time slots available for sale for the third quarter of 2011 decreased by 22.4% year-over-year and increased by 1.2% quarter-over-quarter to 18,664 time slots. The year-over-year decrease was primarily due to the fact that AirMedia shortened advertising time within each one-hour program to 20 minutes from 25 minutes after it became the operator of CCTV’s Air Channel, to better attract air travelers’ attention. The quarter-over-quarter increase was primarily due to there being one more operating day in the third quarter of 2011 than in the previous quarter. The utilization rate for the third quarter of 2011 decreased by 13.6 percentage points year-over-year and by 0.8 percentage points quarter-over-quarter to 12.4%, primarily due to the decreases in the number of time slots sold.
The ASP of digital TV screens in airports for the third quarter of 2011 increased by 27.9% year-over-year and decreased by 7.1% quarter-over-quarter to US$1,490. The year-over-year increase was primarily due to lower discounts in the third quarter of 2011 than in the same period one year ago, and changes in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the third quarter of 2011 than in the same period one year ago. The quarter-over-quarter decrease was primarily due to higher discounts in the third quarter of 2011 than in the previous quarter, and changes in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a lower percentage of total number of time slots sold in the third quarter of 2011 than in the previous quarter.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the third quarter of 2011 increased by 29.7% year-over-year and by 21.1% quarter-over-quarter to US$6.8 million. The year-over-year increase was primarily due to an increase in the ASP of digital TV screen on airplane. The quarter-over-quarter increase was primarily due to an increase in the number of time slots sold.
The number of time slots sold for the third quarter of 2011 remained relatively unchanged year-over-year and increased by 32.3% quarter-over-quarter to 254 time slots. The quarter-over-quarter increase was primarily due to the comeback in advertising budget from the automobile industry, increasing demand from other sectors and the lower ASP during the third quarter of 2011, which resulted in more time slots sold. The number of time slots available for sale for the third quarter of 2011 was 414 time slots, which remained relatively unchanged year-over-year and quarter-over-quarter. The utilization rate for the third quarter of 2011 remained relatively unchanged year-over-year and increased by 15.0 percentage points quarter-over-quarter to 61.4%. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold.

The ASP of digital TV screens on airplanes for the third quarter of 2011 increased by 30.7% year-over-year and decreased by 8.4% quarter-over-quarter to US$26,748. The year-over-year increase in the ASP was due to an increase in the listing prices of digital TV screens on the airplanes of Air China and China Southern Airlines in January 2011 and lower discounts offered in the third quarter of 2011 than in the same period one year ago. The quarter-over-quarter decrease in the ASP was primarily due to changes in the mix of the time slots sold and higher discounts offered in the third quarter of 2011 than in the previous quarter. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than the time slots sold on the other airlines, accounted for a much lower percentage in the third quarter of 2011 than in the previous quarter.
Revenues from traditional media in airports
Revenues from traditional media in airports for the third quarter of 2011 increased by 76.8% year-over-year and by 32.9% quarter-over-quarter to US$21.3 million. The year-over-year and quarter-over-quarter increases were primarily due to increases in both the number of locations sold and the ASP of traditional media in airports.
The number of locations sold for the third quarter of 2011 increased by 44.5% year-over-year and by 9.4% quarter-over-quarter to 695 locations primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The number of locations available for sale for the third quarter of 2011 increased by 20.5% year-over-year and by 1.3% quarter-over-quarter to 904 locations. The year-over-year increase was primarily due to the newly signed contracts for billboards and painted advertisements on the gate bridges at Terminal 3 of Beijing Capital International Airport, and more billboards and light boxes in Wenzhou Yongqiang Airport. The quarter-over-quarter increase was primarily due to more billboards and light boxes in Wenzhou Yongqiang Airport. The utilization rate of traditional media for the third quarter of 2011 increased by 12.8 percentage points year-over-year and by 5.7 percentage points quarter-over-quarter to 76.9%. The year-over-year and quarter-over-quarter increases were due to the increase in the number of locations sold, partially offset by the increase in the number of locations available for sale.
The ASP of traditional media in airports for the third quarter of 2011 increased by 22.4% year-over-year and by 21.5% quarter-over-quarter to US$30,711. The year-over-year and quarter-over-quarter decreases were primarily due to more locations with higher listing prices sold in the third quarter of 2011 than in the same period one year ago and in the previous quarter.
Revenues from the gas station media network
Revenues from the gas station media network for the third quarter of 2011 increased by 232.7% year-over-year and by 173.3% quarter-over-quarter to US$3.8 million.
Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010 which operates unipole signs and other outdoors media. Revenues from other media for the third quarter of 2011 decreased by 14.0% year-over-year and by 8.8% quarter-over-quarter to US$2.3 million.

Business tax and other sales tax
Business tax and other sales tax for the third quarter of 2011 were US$1.4 million, compared to US$1.6 million in the same period one year ago and US$1.5 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.
Net revenues
Net revenues for the third quarter of 2011 reached US$68.7 million, representing a year-over-year increase of 16.5% from US$59.0 million and a quarter-over-quarter increase of 20.5% from US$57.0 million.
Cost of Revenues
Cost of revenues for the third quarter of 2011 was US$61.7 million, representing a year-over-year increase of 24.9% from US$49.4 million and a quarter-over-quarter increase of 1.5% from US$60.8 million. The year-over-year and quarter-over-quarter increases were primarily due to increases in concession fees, and higher agency fees paid to third-party advertising agencies. Cost of revenues as a percentage of net revenues in the third quarter of 2011 was 89.8%, compared to 83.8% in the same period one year ago and 106.6% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations, and to other media resources owners for placing unipole signs and other outdoors media.
Concession fees for the third quarter of 2011 increased by 24.8% year-over-year and by 5.2% quarter-over-quarter to US$41.5 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter increase was primarily due to the full quarter operation of advertisements on the gate bridges at Terminal 3 of the Beijing Capital International Airport. Concession fees as a percentage of net revenues in the third quarter of 2011 was 60.4%, increasing from 56.4% in the same period one year ago and decreasing from 69.3% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the newly signed contracts for billboards and painted advertisement on gate bridges, which have a very low profit margin. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth.
Gross Profit/Loss
Gross profit for the third quarter of 2011 was US$7.0 million, compared to gross profit of US$9.5 million in the same period one year ago and gross loss of US$3.8 million in the previous quarter.
Gross profit as a percentage of net revenues for the third quarter of 2011 was 10.2%, compared to gross profit as a percentage of net revenues of 16.2% in the same period one year ago and gross loss as a percentage of net revenues of negative 6.6% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the increase in cost of revenues. The quarter-over-quarter increase in gross profit as a percentage of net revenues was due to the increase in net revenues.

Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September 30,	% of Net	June 30,	% of Net	September 30,	% of Net	Growth	Growth
	2011	Revenues	2011	Revenues	2010	Revenues	rate	rate
Selling and marketing expenses	4,429	6.4%	4,536	8.0%	4,578	7.8%	-3.3%	-2.4%
General and administrative expenses	5,562	8.1%	4,343	7.6%	5,155	8.7%	7.9%	28.1%
Impairment of intangible asset	—	0.0%	656	1.1%	—	0.0%	N/A	-100.0%

Total operating expenses	9,991	14.5%	9,535	16.7%	9,733	16.5%	2.7%	4.8%

Adjusted operating expenses (Non-GAAP)	6,659	9.7%	6,988	12.3%	7,111	12.1%	-6.4%	-4.7%

Total operating expenses for the third quarter of 2011 were US$10.0 million, representing a year-over-year increase of 2.7% from US$9.7 million and a quarter-over-quarter increase of 4.8% from US$9.5 million.
Total operating expenses for the third quarter of 2011 included share-based compensation expenses of US$2.4 million, compared to share-based compensation expenses of US$1.7 million in the same period one year ago and share-based compensation expenses of US$938,000 in the previous quarter. The year-over-year and quarter-over-quarter increases in share-based compensation were primarily due to a re-pricing of stock options. On August 23, 2011, to provide better incentive to its employees, the Compensation Committee of AirMedia’s board of directors approved an adjustment to the exercise price of certain outstanding stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2010, and March 22, 2011. The revised exercise price for each option is US$1.15 per ordinary share, or US$2.3 per ADS.
Adjusted operating expenses (non-GAAP) for the third quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, were US$6.7 million, representing a year-over-year decrease of 6.4% from US$7.1 million and a quarter-over-quarter decrease of 4.7% from US$7.0 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the third quarter of 2011 was 9.7%, compared to 12.1% in the same period one year ago and 12.3% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the third quarter of 2011 were US$4.4 million, including share-based compensation expenses of US$679,000. This represented a year-over-year decrease of 3.3% from US$4.6 million and a quarter-over-quarter decrease of 2.4% from US$4.5 million. The year-over-year decrease was primarily due to lower expenses related to the expansion of the gas station media network and lower marketing expenses, which were partially offset by higher sales commissions for direct sales force. The quarter-over-quarter increase was primarily due to lower expenses related to the expansion of the gas station media network, which were partially offset by higher share-based compensation expenses.
General and administrative expenses for the third quarter of 2011 were US$5.6 million, including share-based compensation expenses of US$1.7 million. This represented a year-over-year increase of 7.9% from US$5.2 million and a quarter-over-quarter increase of 28.1% from US$4.3 million. The year-over-year and quarter-over-quarter increases were primarily due to higher share-based compensation expenses and higher bad-debt provisions.
Income/Loss from Operations
Loss from operations for the third quarter of 2011 was US$3.0 million, as compared to loss from operations of US$189,000 in the same period one year ago and loss from operations of US$13.3 million in the previous quarter.

Adjusted income from operations (non-GAAP) for the third quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$333,000, compared to adjusted income from operations (non-GAAP) of US$2.4 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$10.8 million in the previous quarter. Adjusted operating margin (non-GAAP) for the third quarter of 2011, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was 0.5%, compared to 4.1% in the same period one year ago and negative 18.9% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefits
Income tax benefits for the third quarter of 2011 were US$205,000, compared to income tax benefits of US$357,000 in the same period one year ago and income tax benefits of US$2.5 million in the previous quarter.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the third quarter of 2011 was US$1.7 million, compared to net income attributable to AirMedia’s shareholders of US$1.2 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$8.6 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2011 was US$0.03, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.13 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2011 was US$0.03, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.13 in the previous quarter.
Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for the third quarter of 2011, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$1.6 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$6.1 million in the previous quarter. Basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the third quarter of 2011 was US$0.03, compared to basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the same period one year ago and basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the previous quarter. Diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the third quarter of 2011 was US$0.03, compared to diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the same period one year ago and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the previous quarter.
Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash and Restricted Cash
Other than restricted cash of US$6.2 million, cash totaled US$115.5 million as of September 30, 2011, compared to US$106.5 million as of December 31, 2010. The increase in cash from December 31, 2010 was primarily due to positive cash flow from operations.
ADS Repurchases
On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding American Depositary Shares (“ADSs”) within two years from March 21, 2011. As of November 6, 2011, AirMedia had repurchased an aggregate of 2,509,155 ADSs on the open market for a total consideration of US$8.1 million.
Update on Management Buy-back
During the period from August 22, 2011 to September 30, 2011, AirMedia’s chairman and chief executive officer, Herman Guo, purchased a total of 162,090 ADSs at an average price of US$2.56 per ADS, which amounted to an aggregate of approximately US$414,677 from the public market. Previously, during the period from May 26, 2011 to June 30, 2011, Mr. Guo, had purchased a total of 422,124 ADSs at an average price of US$3.45 per ADS, which amounted to an aggregate of approximately US$1,456,693 from the public market.
Other Recent Developments
AirMedia renewed its concession rights contract to operate digital TV screens on the airplanes of Shanghai Airlines for 8 years from December 1, 2011 to November 30, 2019.
On August 22, 2011, AirMedia commenced operations of 50 digital TV screens at the newly opened Terminal 2 of Changsha Huanghua International Airport in Hunan province.
Business Outlook
AirMedia currently expects its total revenues for the fourth quarter of 2011 to range from US$79.0 million to US$81.0 million, representing a year-over-year increase of 11.6% to 14.5% from the same period in 2010 and a quarter-over-quarter increase of 12.7% to 15.5% from the previous quarter.
AirMedia currently expects its concession fees to be approximately US$43.0 million in the fourth quarter of 2011. The quarter-over-quarter increase from the third quarter of 2011 will be primarily due to the concession fee commitments under concession rights contracts that are expected to be signed or renewed.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September		June 30,		September		Growth	Growth
	30, 2011		2011		30, 2010		Rate	Rate
Digital frames in airports
Number of airports in operation		35		35		34	2.9%	0.0%
Number of time slots available for sale (2)		35,292		34,398		34,538	2.2%	2.6%
Number of time slots sold (3)		11,461		10,422		14,301	-19.9%	10.0%
Utilization rate (4)		32.5%		30.3%		41.4%	-8.9%	2.2%
Average advertising revenue per time slot sold (5)	US$	2,678	US$	2,626	US$	2,177	23.0%	2.0%

Digital TV screens in airports
Number of airports in operation		37		37		38	-2.6%	0.0%
Number of time slots available for sale (1)		18,664		18,446		24,064	-22.4%	1.2%
Number of time slots sold (3)		2,313		2,438		6,264	-63.1%	-5.1%
Utilization rate (4)		12.4%		13.2%		26.0%	-13.6%	-0.8%
Average advertising revenue per time slot sold (5)	US$	1,490	US$	1,604	US$	1,165	27.9%	-7.1%

Digital TV screens on airplanes
Number of airlines in operation		8		8		9	-11.1%	0.0%
Number of time slots available for sale (1)		414		414		416	-0.5%	0.0%
Number of time slots sold (3)		254		192		256	-0.8%	32.3%
Utilization rate (4)		61.4%		46.4%		61.5%	-0.1%	15.0%
Average advertising revenue per time slot sold (5)	US$	26,748	US$	29,208	US$	20,467	30.7%	-8.4%

Traditional Media in airports
Numbers of locations available for sale (6)		904		892		750	20.5%	1.3%
Numbers of locations sold (7)		695		635		481	44.5%	9.4%
Utilization rate (8)		76.9%		71.2%		64.1%	12.8%	5.7%
Average advertising revenue per location sold (9)	US$	30,711	US$	25,285	US$	25,093	22.4%	21.5%
Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)	A time slot is defined as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.

(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports respectively by the respective number of time slots sold.

(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the third quarter 2011 earnings at 8:00 PM U.S. Eastern Time on November 09, 2011 (5:00 PM U.S. Pacific Time on November 9, 2011; 9:00 AM Beijing/Hong Kong time on November 10, 2011). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 866 519 4004
U.K.: 08082346646
Hong Kong: +852 2475 0994
International: +1 718 354 1231
Pass code: AMCN
A replay of the call will be available for 1 week between 11:00 p.m. on November 9, 2011 and 11:59 p.m. on November 16, 2011, Eastern Time.
Replay Dial-in Information
U.S.: +1 866 214 5335
International: +1 718 354 1232
Pass code: 22562273

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, and (3) impairment of intangible assets.
Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Loss and EPS and Non-GAAP Adjusted Net Loss and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 35 major airports and digital TV screens in 37 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	September 30, 2011	December 31, 2010
	Unaudited	Audited
ASSETS:
Current assets:
Cash	115,527	106,505
Restricted cash	6,188	6,798
Accounts receivable, net	81,473	62,455
Prepaid concession fees	19,194	31,787
Amount due from related party	146	306
Other current assets	4,653	2,713
Deferred tax assets — current	5,210	5,050

Total current assets	232,391	215,614

Property and equipment, net	60,670	71,720
Long-term investments	1,950	1,714
Long-term deposits	14,761	13,874
Deferred tax assets — non-current	9,404	6,032
Acquired intangible assets, net	14,553	17,496
Goodwill	21,458	20,736

Total assets	355,187	347,186

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (Including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $57,624 as of December 31, 2010 and September 30, 2011, respectively)	59,194	39,020
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $5,535 as of December 31, 2010 and September 30, 2011, respectively)	10,046	12,253
Deferred revenue (Including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $15,167 as of December 31 2010 and September 30, 2011, respectively)	15,167	12,751
Income tax payable (Including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and $1,332 as of December 31, 2010 and September 30, 2011, respectively)	1,332	1,263
Amounts due to related parties (Including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $437 as of December 31, 2010 and September 30, 2011, respectively)	437	422

Total current liabilities	86,176	65,709

Deferred tax liability — non-current (Including deferred tax liabilities-non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $4,761 and $3,992 as of December 31, 2010 and September 30, 2011, respectively)	3,992	4,761

Total liabilities	90,168	70,470

Equity
Ordinary shares	128	132
Additional paid-in capital	274,395	277,676
Statutory reserves	7,671	7,671
Accumulated deficits	(42,389)	(28,164)
Accumulated other comprehensive income	27,232	18,353

Total AirMedia Group Inc.’s shareholders’ equity	267,037	275,668

Noncontrolling interests	(2,018)	1,048

Total equity	265,019	276,716

Total liabilities and equity	355,187	347,186

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Revenues	70,108	58,530	60,598
Business tax and other sales tax	(1,393)	(1,516)	(1,624)

Net revenues	68,715	57,014	58,974
Cost of revenues	61,723	60,788	49,430

Gross profit (loss)	6,992	(3,774)	9,544
Operating expenses:
Selling and marketing *	4,429	4,536	4,578
General and administrative *	5,562	4,343	5,155
Impairment of intangible assets	—	656	—

Total operating expenses	9,991	9,535	9,733

Loss from operations	(2,999)	(13,309)	(189)
Interest income	254	386	132
Other income, net	401	395	299

Income (Loss) before income taxes and share of income on equity method investments	(2,344)	(12,528)	242
Income tax benefits	205	2,497	357

Net income (loss) before share of income on equity method investments	(2,139)	(10,031)	599
Share of income on equity method investments	75	40	57

Net income (loss)	(2,064)	(9,991)	656

Less: Net loss attributable to noncontrolling interests	(381)	(1,351)	(556)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders	(1,683)	(8,640)	1,212

Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.01)	(0.07)	0.01
Diluted	(0.01)	(0.07)	0.01
Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.03)	(0.13)	0.02
Diluted	(0.03)	(0.13)	0.02
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — basic	128,978,404	130,815,205	131,178,183
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — diluted	128,978,404	130,815,205	132,105,497

* Share-based compensation charges included are as follow:

Selling and marketing	679	284	613
General and administrative	1,706	654	1,067

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Net income(loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	(1,683)	(8,640)	1,212
Amortization of acquired intangible assets	947	953	942
Share-based compensation	2,385	938	1,680
Impairment of intangible assets	—	656	—

Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders (Non-GAAP)	1,649	(6,093)	3,834

Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)
Basic	0.01	(0.05)	0.03
Diluted	0.01	(0.05)	0.03

Adjusted net income(loss) attributable to AirMedia Group Inc.’s shareholders per ADS (Non-GAAP)
Basic	0.03	(0.09)	0.06
Diluted	0.03	(0.09)	0.06

Shares used in computing adjusted basic net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)	128,978,404	130,815,205	131,178,183
Shares used in computing adjusted diluted net income(loss) attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)	128,978,404	130,815,205	132,105,497
Note: The Non-GAAP adjusted net income (loss) per share and per ADS are computed using Non-GAAP net adjusted income (loss) and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Operating expenses (GAAP)	9,991	9,535	9,733
Amortization of acquired intangible assets	947	953	942
Share-based compensation	2,385	938	1,680
Impairment of intangible assets	—	656	—

Adjusted operating expenses (Non-GAAP)	6,659	6,988	7,111

Adjusted operating expenses as a percentage of net revenues (Non-GAAP)	9.7%	12.3%	12.1%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands, except for percentages)

	Three Months Ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Income(Loss) from operations	(2,999)	(13,309)	(189)
Amortization of acquired intangible assets	947	953	942
Share-based compensation	2,385	938	1,680
Impairment of intangible assets	—	656	—

Adjusted income(loss) from operations (Non-GAAP)	333	(10,762)	2,433

Adjusted operating margin (Non-GAAP)	0.5%	-18.9%	4.1%